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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

GREAT WALL ACQUISITION CORPORATION
(Name of Issuer)
Common Stock, par value $.0001 per share
(Title of Class of Securities)
39136T101
(CUSIP Number)
Jeffrey Tannenbaum
505 Fifth Avenue, 23rd Floor
New York, New York 10017
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -

Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
December 22, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	39136T101	Page	2	of	11

1	NAMES OF REPORTING PERSONS: Sapling, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,085,342

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		3,085,342

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,085,342

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	16.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	39136T101	Page	3	of	11

1	NAMES OF REPORTING PERSONS: Fir Tree Recovery Master Fund, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		922,188

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		922,188

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	922,188

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	39136T101	Page	4	of	11

1	NAMES OF REPORTING PERSONS: Fir Tree, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New York

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,007,530

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		4,007,530

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,007,530

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	20.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     *SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D
Item 1. Security and Issuer
Securities acquired:

common stock, par value $.0001 per share (the “Shares”)

Issuer:

Great Wall Acquisition Corporation 660 Madison Avenue 15th Floor New York, New York 10021
Item 2. Identity and Background
(a)	Name of Person Filing.

(b)	Address of Principal Business Office.
Fir Tree, Inc. 505 Fifth Avenue 23rd Floor New York, New York 10017 A New York corporation

Sapling, LLC 505 Fifth Avenue 23rd Floor New York, New York 10017 A Delaware limited liability company

Fir Tree Recovery Master Fund, L.P.
c/o Admiral Administration Ltd.
Admiral Financial Center, 5th Floor
90 Fort Street, Box 32021 SMB
Grand Cayman, Cayman Islands
A Cayman Islands exempted limited partnership
     (c) Fir Tree, Inc. provides investment management services to private individuals and institutions. The principal occupation of Fir Tree, Inc. is investment management.
     (d) Neither Fir Tree, Inc., Sapling, LLC, nor Fir Tree Recovery Master Fund, L.P. have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither Fir Tree, Inc., Sapling, LLC, nor Fir Tree Recovery Master Fund, L.P. have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
     (f) Fir Tree, Inc. is a New York Corporation. Sapling, LLC is a Delaware limited liability company. Fir Tree Recovery Master Fund, L.P. is a Cayman Islands exempted limited partnership.
Item 3. Source and Amount of Funds
     As of December 22, 2006, Sapling, LLC had invested in Shares of the Issuer in the amount of: $5,661,126.51 ($4,128,834.24 of which was invested in Shares of the Issuer and $1,532,292.27 of which was invested in immediately exercisable warrants held by Sapling, LLC) and Fir Tree Recovery Master Fund, L.P. had invested in Shares of the Issuer in the amount of $1,671,939.97 ($1,183,781.63 of which was invested in Shares of the Issuer and $488,158.34 of which was invested in immediately exercisable warrants held by Fir Tree Recovery Master Fund, L.P.). Currently, all Shares of the Issuer as of the date of this Schedule 13D are held by either Sapling, LLC or Fir Tree Recovery Master Fund, L.P. The above amounts include any commissions incurred in making the investments. The source of these funds was the working capital of each of Sapling, LLC and Fir Tree Recovery Master Fund, L.P.
Item 4. Purpose of the Transaction
     Fir Tree, Inc., Sapling, LLC, and Fir Tree Recovery Master Fund, L.P. (together, the “Reporting Persons”) purchased the Shares based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons believe that the shares are substantially undervalued given the Issuer’s anticipated future cash flow and its growth opportunities. Although Reporting Person has no specific plan or proposal to acquire additional Shares or dispose of the Shares, consistent with its investment purpose, Reporting Person at any time and from time to time may acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations.
     The purpose of the acquisition of the Shares is for investment, and the acquisitions of the Shares were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.
     Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Person may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Shares of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

     Except to the extent the foregoing may be deemed a plan or proposal, Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer
     (a) On December 22, 2006 the Reporting Persons were involved in a business combination (the “Combination”) with ChinaCast Communication Holdings Limited (“ChinaCast”). The transaction qualified as a “business combination” pursuant to the Issuer’s amended and restated certificate of incorporation, resulting in certain warrants held by the Reporting Persons becoming immediately exercisable as of the date of completion of such business combination at an exercise price of $5.00 per share. Following the Combination, Sapling, LLC and Fir Tree Recovery Master Fund, L.P. beneficially own 3,085,342 Shares (784,259 of which are Shares held by Sapling, LLC and 2,301,083 of which are Shares issuable upon the conversion of warrants held by Sapling, LLC) and 922,188 Shares (216,071 of which are Shares held by Fir Tree Recovery Master Fund, L.P. and 706,117 of which are Shares issuable upon the conversion of warrants held by Fir Tree Recovery Master Fund, L.P.), respectively, of the Issuer, which represents in the aggregate 20.3% of the Issuer’s outstanding Shares, which such percentage was calculated by dividing (i) (a) the 1,000,330 Shares beneficially owned by Sapling, LLC and Fir Tree Recovery Master Fund, L.P. as of the date hereof plus (b) the 3,007,200, the number of Shares issuable upon the conversion of warrants held by Sapling, LLC and Fir Tree Recovery Master Fund, L.P., by (ii) 19,779,601 Shares (which was calculated by adding (x) 16,772,401, the number of Shares outstanding plus (y) 3,007,200, the number of Shares issuable upon conversion of warrants held by Sapling, LLC and Fir Tree Recovery Master Fund, L.P.
     (b) Fir Tree, Inc., as the investment manager of Sapling, LLC and Fir Tree Recovery Master Fund, L.P., has the sole power to vote and dispose of the 4,007,530 Shares held collectively by Sapling, LLC and Fir Tree Recovery Master Fund, L.P.
     The filing of this statement on Schedule 13D shall not be construed as an admission that Fir Tree, Inc., Sapling, LLC or Fir Tree Recovery Master Fund, L.P. is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 4,007,530 Shares owned by Sapling, LLC and Fir Tree Recovery Master Fund, L.P.. Pursuant to Rule 13d-4, Fir Tree, Inc., Sapling, LLC and Fir Tree Recovery Master Fund, L.P. disclaim all such beneficial ownership.
     (c) The transactions in the Issuer’s securities by Sapling, LLC and Fir Tree Recovery Master Fund, L.P. during the sixty days prior to the obligation to file this Schedule 13D are listed as Annex A attached hereto and made a part hereof. Transactions in the Issuer’s securities subsequent to the obligation to file this Schedule 13D are also listed on Annex A.
     (d) Not Applicable.
     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Not Applicable.
Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement dated January 8, 2007, between Fir Tree, Inc., Sapling, LLC and Fir Tree Recovery Master Fund, L.P.

ANNEX A

Transaction		Quantity	Price per
Date	Buy/Sell	(shares)	Share ($)
12/22/2006 (date warrants became immediately exercisable)	Buy	3,007,200	5.00

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: January 8, 2007

SAPLING, LLC

By:	FIR TREE, INC., its Manager

	By:	/s/ Jeffrey Tannenbaum

	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE RECOVERY MASTER FUND, L.P.

By:	FIR TREE, INC., its Manager

	By:	/s/ Jeffrey Tannenbaum

	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE, INC.

By:	/s/ Jeffrey Tannenbaum

Name: Title:	Jeffrey Tannenbaum President